Hatteras Financial Corp.

751 West Fourth Street, Suite 400

Winston Salem, North Carolina 27101

June 8, 2015

Via EDGAR

Jaime G. John, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010

Washington, D.C. 20549

Re:	Hatteras Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 24, 2015

File No. 1-34030

Dear Jaime G. John:

This correspondence is our response to your comment letter dated June 4, 2015, regarding our Form 10-K for the fiscal year ended December 31, 2014, which references our May 21, 2015 response to your comment letter dated May 13, 2015. For convenience, we reproduced your comment before our response thereto below.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statements of Comprehensive Income, page F-4

1.	We note your response to prior comment 2. As discussed in ASC 260-10-45-2, per-share information relating to income from continuing operations and net income is required on the face of the income statement. Further, ASC 260-10-45-5 states that per-share amounts not required to be presented by this Subtopic shall be disclosed only in the notes to the financial statements. Therefore, please revise future filings to remove this measure from the face of your consolidated statements of comprehensive income.

Response: In response to your comment, in future filings we will not present comprehensive income per share on the face of our statement of comprehensive income.

If you have any further questions concerning the response letter, please contact our outside counsel, Kerry E. Johnson at Hunton & Williams LLP at (212) 309-1040, or Kenneth A. Steele at (336) 760-9331.

Sincerely,

Hatteras Financial Corp.

/s/ Kenneth A. Steele
Kenneth A. Steele, Chief Financial Officer

cc:	Securities and Exchange Commission
Isaac Esquivel, Staff Accountant
Hunton & Williams LLP
Kerry E. Johnson